EXHIBIT 10.29

November 3, 2021
Andrew R. Wingrove
[***]
[***]

Dear Andrew:

Congratulations! We are pleased to make you an offer of regular full-time employment with Tanger Properties Limited Partnership. The economic terms of the offer follow.

Position:    Executive Vice President, Chief Commercial Officer
    Reporting directly to Stephen J. Yalof, President & CEO

Effective Date:    November 28, 2021

Compensation:    Your base compensation will be at a gross biweekly rate of $12,307.69 (the equivalent of $320,000 gross, per year payable biweekly in arrears), paid every other Friday. This position is compensated on a salary basis and is exempt from the rules and regulations governing overtime pay. Available payment methods are paper check mailed to your home address and/or direct deposit.

Bonus Opportunity: Your target bonus is one hundred percent (100%) of your base annual salary.

The annual cash bonus potential is expressed as a percentage of base annual salary subject to the achievement of business performance criteria and goals approved by the Compensation Committee of the Board of Directors (the “Compensation Committee”), and individual performance goals. The level of success for each goal currently is measured and multiplied by a designed percentage: seventy-five percent (75%) for Threshold; one hundred percent (100%) for Target; one hundred and fifty percent (150%) for Maximum achievement of that criteria. Bonus payments due are made no later than two and one-half (2.5) months after the end of the bonus plan year (i.e., on or before March 15th). You will not be eligible to participate in the Company 2021 bonus plan. Bonus potential does not constitute a promise of payment or continued employment or form any contract of employment.

Restricted Shares: Tanger agrees to grant you, subject to continued employment, (a) within thirty (30) days of your effective employment date a number of shares of restricted stock to be valued at the time of issue in the amount of one million two hundred thousand dollars ($1,200,000) and (b) within six (6) months of your effective employment date a number of shares of restricted stock to be valued at the time of issue in the amount of three hundred thousand dollars ($300,000). The shares vest 33% per year over a three-year period starting on the first anniversary of the applicable grant date.

Your Total Annual Target Compensation Potential is $1,240,000 and is subject to pro-ration based on your start date and the achievement and terms and conditions of time-based and performance-based criteria where applicable. This is the total of:

AW Initial

•Base compensation of $320,000.
•Target bonus potential of $320,000 (one hundred percent, 100%, of base salary).
•Annual equity LTIP grant of $600,000. Please note the next LTIP grant is expected February 2022, subject to approval of the Compensation Committee. Sixty percent (60%) of LTIP is based on a three-year performance period (relative/absolute TSR) and forty percent (40%) of LTIP is based on time-based vesting. The time-based shares vest 33% per year over a three-year period starting on the first anniversary of the grant date.

Actual Cash Bonus and LTIP grants shall be determined in the sole discretion of the Compensation Committee. Target amounts are not a promise of payment or continued employment, and do not form any contract of employment.

Tanger offers a robust benefits package. Health benefits become effective the first (1st) of the month after your full-time employment date. Assuming a start date of November 28, 2021, you will be eligible for your health benefits to become effective December 1, 2021, unless otherwise noted. You will be eligible to participate in other benefits in accordance with the relative terms and conditions of the plan/s.

Health Coverage: Group Medical, Group Dental, and Group Vision. Rates vary based on levels of participation and participation in wellness discount activities. Tanger and the team member share the cost of “employee-only” premiums. Dependent coverage is available at group rates and are the responsibility of the employee.

Group Life Insurance: The Company provides a life insurance policy equal to one (1) time annual salary up to $100,000 with an AD&D rider. Voluntary dependent coverage is also available for spouses and children.

Disability Income Insurance: The Company provides short-term and long-term disability income insurance.

Salary Continuation Program: After twelve (12) consecutive months of full-time employment and a minimum of 1,800 hours worked, regular full-time team members qualify to participate in Tanger’s salary continuation program. This provides up to four weeks of salary continuation for a short-term medical leave associated with a team member’s own personal illness or disability at one hundred percent (100%) of current salary. This benefit renews on a rolling calendar basis.

Voluntary Benefit Programs: Voluntary Life, Accident Insurance, and Specified Disease Insurance are available at group rates.

Tanger 401(k) Savings Plan: Eligibility to participate in Tanger’s 401(k) Savings Plan begins after 90 days of employment. Newly eligible team members may enroll on either of two initial enrollment dates: January 1 and July 1. Within the plan, pretax traditional 401(k) contributions and Roth 401(k) contributions can be made. The company contributes $1.00 for every dollar contributed by the plan participant on the first three percent (3%) of the participant’s covered compensation, and $.50 for each dollar deferred on the next two percent (2%) of covered compensation. Team members are immediately one hundred percent (100%) vested in the employer’s matching contribution. Tanger’s 401(k) Savings Plan accepts rollover contributions upon hire.

Paid Time Off Work (PTO): Assuming a start date of November 28, 2021, you are eligible to accrue and use two (2) days of paid time off (PTO) during 2021. A change to your start date may alter accruals for 2021. In 2022 and up until your 5th year of employment, you are eligible for twenty-one (21) days of PTO per year. After your 5th year, accruals will be in accordance with Tanger's standard policy for PTO, currently twenty-one (21) days from your 5th year up until your 10th year.

Volunteer Paid Time Off (VTO): Immediately upon your start of employment, you are eligible for up to forty (40) hours paid time off per calendar year to participate in eligible volunteer activities.

Holiday Pay: Eligible team members receive nine (9) paid holidays each year. Assuming a start date of November 28, 2021, you are eligible for two (2) paid holidays remaining in 2021.

AW Initial

Other Benefits:
•FSA, HSA
•Leave Bank
•Employee Assistance Program
•Educational Assistance Program
•Health and Wellness Activities Incentive
•Team Member Discounts

Benefit plans and/or policies are available for review under separate cover and are subject to change. To the extent permissible by law, Tanger reserves the right to modify, substitute, suspend, or terminate any or all benefits, perks, plans, policies, and practices in its sole and absolute discretion, with or without notice.

Please understand the offer stated in this letter is the only offer being made to you. No officer, supervisor, or employee of Tanger Properties, LP has any authority to make any promises or commitments not contained in this letter. This letter does not constitute a contract for employment for any period of time. Employment at Tanger is At-Will. Subject to applicable law, a team member’s employment with the Company is for no specified period of time and is at the mutual consent of the Company and the team member. Accordingly, the team member and the Company can separate the employment relationship for any reason, with or without cause or notice. Any modification of the at-will term of employment can only be made in writing, duly executed by the President and CEO of the Company and the team member. Any contrary agreements or representations made to you are superseded by this offer.

This offer is valid through and including November 5, 2021 and is contingent upon a satisfactory background check and evidence of the right to work in the United States. Tanger is partnered with First Choice to conduct background investigations. Upon return of this offer, you will receive a link to initiate this process. Please refer to the enclosed Fair Chance policy for details. Tanger also participates in E-Verify. Should you have any questions along the way, please don’t hesitate to let me know.

By accepting this offer, initialing the pages of this offer and signing where indicated below, you represent and warrant to Tanger that you are under no contractual or other restriction or obligation that would preclude or affect your ability to accept the position of employment offered or the ability to perform the duties expected or required by the position.

Since our salary information is confidential, you may scan and e-mail the executed offer to HumanResources@tangeroutlets.com, or to me directly at Virginie.schena@tangeroutlets.com.

We are excited to have you join the Tanger Team! Please don’t hesitate to contact me should you have questions.

Sincerely,

/s/ Virginie Schena

Virginie Schena, MBA, SPHR, SHRM-SCP
Senior Vice President, People and Culture

I accept the above offer of employment.

/s/ Andrew R. Wingrove	November 5, 2021
Andrew R. Wingrove	Date

Please print your name as you would like it to appear on your business cards. Also, indicate acronyms for any relative professional designations you have earned that should appear after your name.

Andrew Wingrove
Name as it will appear on business card	Professional designation(s), if any
AW Initial

FAIR CHANCE POLICY

Tanger is committed to fair- hiring practices which remove unfair barriers to employment. As such, unless otherwise required by law, Tanger will not ask questions regarding previous criminal convictions on an initial job application. Conviction inquiries will not be made until a conditional offer of employment has been extended to a candidate.

With a conditional offer of employment, Tanger may request and conduct a background check including a search of criminal records. Whether or not a background check is conducted will depend upon whether, in Tanger’s good faith determination, the relevant position is of such a nature that a background check is warranted.

If a background check reveals an applicant has a criminal record, the following factors will be considered: (1) the nature of the conviction; (2) the direct relationship of the conviction to the job; (3) rehabilitation and good conduct; and (4) the amount of time which has elapsed since the conviction. The following records shall not be considered in the hiring process even if revealed in a background check: (1) records of arrest not followed by a valid conviction; (2) sealed, dismissed, or expunged convictions; (3) misdemeanor convictions where no jail sentence can be imposed; or (4) minor infractions. A conviction will not automatically disqualify a candidate from employment. Tanger will conduct an individualized assessment of the applicant.

In the event that a background check is conducted which discloses a criminal conviction which would disqualify a candidate from employment, a copy of the report shall be provided to the applicant along with a written explanation as to which conviction item(s) would be the basis for the potential adverse action. The applicant shall then have ten (10) business days in which to respond to Tanger concerning the report. An applicant’s response may include, but not be limited to: (1) evidence that the report is incorrect and (2) evidence of mitigation or rehabilitation. Tanger shall hold the position open and not make a final employment decision until it considers the information submitted by the applicant. Information submitted by an applicant after the ten (10) day period may be considered in Tanger’s discretion. Any information pertaining to an applicant’s background check obtained in conjunction with the hiring process shall be kept confidential, and shall not be used, distributed or disseminated by Tanger to any other individual or entity except as required by law.

AW Initial